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                                                                      EXHIBIT 99

RISK FACTORS

    Algos operates in a rapidly changing environment that involves a number of risks that may significantly affect Algos' results, some of which are beyond Algos' control. The following discussion highlights some of these risks, and others are discussed elsewhere in other documents filed by Algos with the Securities and Exchange Commission.

    IF WE ARE UNABLE TO DEVELOP A MARKETABLE PRODUCT FROM WHICH WE CAN DERIVE REVENUES, WE ARE UNLIKELY TO ACHIEVE PROFITABILITY.

    We have no revenues from product sales and no history of commercial manufacturing or marketing. To date, substantially all of our funding has been provided by contributions of capital made by our founders, sales of our stock and payments received under a license agreement with McNeil Consumer Products Company with whom we are working to develop an over-the-counter pain reliever. As a result, we have experienced losses since our inception and losses are continuing and are expected to continue.

    We have a limited history upon which you may base an evaluation of our likely performance and there is a risk that we will not be able to develop a marketable product and/or achieve profitability. Algos' prospects must be considered in light of the potential problems, expenses, complications and delays encountered in connection with the formation of a new business and the development of new pharmaceutical products, including obtaining the necessary regulatory approvals, the utilization of unproven technology and the competitive market environment in which Algos plans to operate.

    IF WE ARE UNABLE TO ADEQUATELY DEMONSTRATE THE SAFETY AND EFFECTIVENESS OF OUR PRODUCTS IN HUMANS, WE MAY NOT BE ABLE TO PROCURE NECESSARY REGULATORY APPROVALS TO BRING OUR PRODUCTS TO MARKET.

    In order to receive regulatory approval to sell our products, Algos must demonstrate that our potential products are safe and effective in humans. Although the results of Algos' trials to date have been encouraging, the results are not by themselves predictive of results that will be obtained from subsequent or more extensive trials. Furthermore, there can be no assurance that clinical trials of products under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals. Many pharmaceutical companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Therefore, there is a risk that we may fail to adequately demonstrate the safety and efficacy of our products which could delay or prevent regulatory approval of our products and prevent them from being sold.

    The speed with which we complete our clinical trials is dependent upon, among other factors, the ability to locate and enroll suitable patients at acceptable facilities. Accordingly, delays in planned patient enrollment in Algos' current trials or future clinical trials may result in increased costs, program delays or both, which may delay the ability of Algos to begin generating revenues.

    We currently do not have regulatory approval to sell any products. The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of pharmaceutical products including lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes a number of years and varies substantially based upon the type, complexity and novelty of the pharmaceutical products. There can be no assurance that if clinical trials are completed, Algos will be able to submit a New Drug Application or that any such application will be reviewed and approved by the FDA in a timely manner, or at all. Government regulation also affects the manufacture and marketing of pharmaceutical products. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed, which may reduce the size of the market for Algos' product. See 'Business -- Government Regulation' in Algos' 1999 Annual Report on Form 10-K.

    IF ALGOS PRODUCTS ARE NOT ACCEPTED BY THE MARKET, ALGOS WILL NOT BE ABLE TO ACHIEVE PROFITABILITY.

    Even if regulatory approvals are obtained and Algos products prove to be superior to alternative products on the market, uncertainty exists as to Algos' ability, or the length of time required, to achieve

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market acceptance of Algos products. A number of factors may limit the market acceptance of Algos products, including:

     the availability of alternative products with greater name and brand recognition than Algos,

     the price of Algos products relative to alternative products,

     the availability of third-party reimbursement and

     the extent of marketing efforts by third-party distributors or agents retained by Algos.

    Furthermore, some of the Algos products contain opioid ingredients that may require stringent record-keeping obligations, strict storage requirements and other limitations on such products' availability that could limit the distribution and commercial usage of such products. In light of these factors, there is a significant risk that Algos will not be able to gain market acceptance for its products which may prevent us from achieving profitability.

    OUR SUBSTANTIAL RELIANCE ON THE CAPITAL MARKETS IN ORDER TO MEET OUR FINANCIAL REQUIREMENTS MAY BE DILUTIVE OF THE VALUE OF ALGOS COMMON STOCK AND MAY IMPEDE OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

    As a development stage company, Algos requires substantial amounts of funding for its research and product development programs, operating expenses, regulatory approvals and sales and marketing expenses, and no assurance can be given that development and commercialization costs will not exceed the amounts budgeted for such purposes. Because we do not currently generate any revenues from product sales, we are dependent on our existing cash and our ability to raise additional capital in order to fund our operations until we can begin marketing our products. Any material delay in the marketing of our products may require us to raise additional capital. Algos has limited financial resources and its substantial reliance on the capital markets to satisfy its financial requirements may dilute the value of Algos common stock. Conversely, if Algos is unable to obtain sufficient funds through the financial markets or through collaborative or other arrangements on a timely basis, there is a risk that Algos may be required to delay, scale back or eliminate certain of its research, development or commercialization programs or to make arrangements with third parties to develop or commercialize products or technologies that Algos would otherwise seek to develop or commercialize itself. In the event this occurs, Algos may not be able to independently develop or commercialize any or all of its products.

    IF ALGOS IS UNABLE TO SUCCESSFULLY MARKET AND SELL OUR PRODUCTS, WE MAY BE FORCED TO LICENSE OUR PRODUCTS TO OTHERS WHICH WILL HAVE AN ADVERSE EFFECT ON ALGOS' PROFITABILITY.

    Algos intends to market and sell some or all of its products, if successfully developed and approved, through a direct sales force in the United States. However, Algos currently has limited marketing and sales staff, and has yet to establish any product distribution channels. If we are unable to develop a sales force with technical expertise or to establish appropriate distribution channels, we may be forced to license products we have developed to third parties instead of directly marketing them which may reduce our profitability.

    IF ALGOS IS UNABLE TO ACQUIRE SUFFICIENT SUPPLIES FROM THIRD PARTIES, THEN ALGOS' ABILITY TO DELIVER OUR PRODUCTS TO THE MARKET MAY BE IMPEDED.

    Algos currently uses, and expects to continue to use, outside contractors to manufacture drug supplies for its clinical trials. In addition, Algos currently intends to use outside contractors to manufacture products approved for sale, if any. There is no assurance that Algos will be able to obtain its requested amounts of drugs from these contractors or that supplies will not be interrupted due to FDA and/or Drug Enforcement Agency, the DEA, regulatory requirements or other reasons. If Algos cannot obtain a sufficient supply of ingredients or supplies are interrupted, this may have a material adverse effect on our reputation in the marketplace and our ability to develop and commercialize our products.

    For instance, Algos currently uses a single contract manufacturer for supplies of its most developmentally advanced product, MorphiDex'r', and suppliers of raw materials are limited. The regulatory qualification of additional suppliers and/or manufacturers may require significant time and expense. In addition, the acquisition of opioid ingredients as components of certain Algos products is subject to quota restrictions imposed and administered by the DEA. Accordingly, there is a risk that

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Algos will be unable to obtain its requested quantities of opioid ingredients which could be detrimental to Algos' ability to bring its product to market.

    IF ALGOS IS UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO MAINTAIN OUR COMPETITIVE POSITION.

    Because of the specialized scientific nature of Algos' business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. The loss of significant scientific and technical personnel or the failure to recruit additional key scientific and technical personnel could have a material adverse effect on Algos' ability to develop and deliver our products to market in a competitive manner. While Algos has consulting agreements with certain key individuals and institutions and has employment agreements with certain key executives, there can be no assurance that Algos will be successful in retaining such personnel or their services under existing agreements. The loss of John Lyle, Algos' Chief Executive Officer, could have a material adverse effect on Algos because of the loss of Mr. Lyle's expertise and because we would need to expend time and financial resources to seek a new Chief Executive Officer which would materially slow our efforts to develop and commercialize our products. Algos currently maintains a $6.0 million life insurance policy on Mr. Lyle. There is intense competition for qualified personnel in the areas of Algos' activities, and there can be no assurance that Algos will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

    IF WE ARE UNABLE TO PATENT OUR TECHNOLOGY OR ARE FOUND TO HAVE VIOLATED OR INFRINGED ON THE PATENTS OF OTHERS, THIS WOULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUES AND WE MAY NOT BE ABLE TO RECEIVE AN APPROPRIATE RETURN ON OUR INVESTMENT.

    Algos' policy is to seek patent protection and enforce intellectual property rights. However, no assurance can be given that any patents will be allowed or will provide protection against competitive products or otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Because we are a development stage company without brand name recognition for our products, our ability to successfully patent and protect the technologies we are developing or may develop in the future is especially crucial to our ability to generate future revenues and maintain our competitive position. However, there is a risk that Algos' pending patent applications may not be allowed, or if they are allowed, that the scope of the claims allowed will be insufficient to protect Algos products. Furthermore, even issued patents may later be modified or revoked by the United States Patent and Trademark Office, the PTO, or in legal proceedings. Any of these outcomes would reduce future revenues and the return on any investment in Algos.

    In addition, no assurance can be given as to whether Algos will be able to avoid violating or infringing upon patents issued to others. If Algos were found to be infringing on a patent held by another, Algos might have to seek a license to use the patented technology. There can be no assurance that, if required, Algos would be able to obtain such a license on terms acceptable to Algos, if at all. If a legal action were to be brought against Algos or its licensors or licensees, Algos could incur substantial costs in defending itself, and there can be no assurance that such an action would be resolved in Algos' favor. If a patent infringement dispute were to be resolved against Algos, Algos could be subject to significant damages and the manufacture or sale of one or more of Algos' technologies or proposed products, if developed, could be stopped.

    IF THIRD-PARTY REIMBURSEMENT FOR OUR PRODUCTS IS UNAVAILABLE OR INADEQUATE, WE MAY NOT BE ABLE TO REALIZE AN APPROPRIATE RETURN ON OUR INVESTMENT AND/OR THE MARKET ACCEPTANCE OF OUR PRODUCTS COULD BE ADVERSELY AFFECTED.

    Algos' ability to commercialize its pain management products may depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health insurers and others. Government, private insurers and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Because we are developing drugs that may have higher costs than

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generic alternatives that are currently available, there is a risk that insurers will be unwilling to provide coverage for our product. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of Algos products, the market acceptance of our products could be adversely affected and/or Algos may not be able to establish and maintain price levels sufficient for the realization of an appropriate return on our investment.

    IF ALGOS INCURS INDEMNIFICATION LIABILITY, OR A PRODUCTS LIABILITY SUIT IS SUCCESSFULLY PROSECUTED AGAINST US, WE MAY NOT HAVE SUFFICIENT FUNDS TO PAY THE RESULTING LIABILITY.

    Algos will be exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of human therapeutic products. In addition, Algos is contractually obligated under certain of our license agreements to indemnify the individuals and/or institutions from whom we have licensed the technology against claims relating to the manufacture and sale of the products to be sold by Algos. Algos' indemnification liability, as well as direct liability to consumers for any defects or health risks in the products sold, could expose Algos to substantial losses which would reduce earnings and funds available for research and development activities.

    Algos currently carries certain liability insurance for our clinical trial activities and we plan to purchase such product liability insurance as we deem appropriate prior to marketing our products. McNeil Consumer Products Company is required by its license agreement to maintain product liability insurance and may self-insure to cover its indemnification obligations to Algos. However, there can be no assurance that Algos will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities.

    IF THE MCNEIL LICENSE AGREEMENT IS TERMINATED AND ALGOS DESIRES TO DEVELOP AND COMMERCIALIZE ITS OVER-THE-COUNTER PRODUCTS, ALGOS MAY BE FORCED TO DO SO ITSELF WHICH MAY REDUCE PROFITS.

    We are relying on McNeil to commercialize products involving acetaminophen, ibuprofen and certain other over-the-counter pain relievers. Acetaminophen is the active ingredient in Tylenol and ibuprofen is the active ingredient in Motrin, both of which are manufactured by McNeil. If the agreement with McNeil is terminated, then in the event that we desire to develop and commercialize our products, we may be forced to do so ourselves. Because Algos does not have the same level of resources as McNeil, this may reduce any potential future revenues we may otherwise generate.

    The license agreement dated June 26, 1996 with McNeil Consumer Products Company extends until the later of the expiration of Algos' patent rights or ten years from the date of execution, provided that the agreement is terminable:

     by either party in the event of a breach by the other party upon 90 days notice or upon certain events of bankruptcy;

     by McNeil Consumer Products Company, at any time upon 60 days notice; and

     by Algos upon certain other circumstances.

    IF ALGOS' COMPETITORS SUCCEED IN DEVELOPING COMPETING TECHNOLOGIES MORE RAPIDLY THAN ALGOS, THE PRODUCTS WE ARE DEVELOPING MAY BE RENDERED OBSOLETE WHICH WOULD PREVENT US FROM SUCCESSFULLY COMPETING IN OUR TARGET MARKETS.

    As a development stage company, Algos' success will largely depend upon its ability to successfully achieve market share at the expense of existing and established products in Algos' target markets. A number of pharmaceutical companies are developing pain relief products. Many of Algos' competitors have a significantly higher degree of brand name recognition and substantially more financial resources than those of Algos. They also may have greater research and development capacities, experience, recognition and marketing, financial and managerial resources than Algos. Accordingly, if Algos' competitors succeed in developing competing technologies and obtaining FDA approval for products more rapidly than Algos, Algos products or technologies may be rendered non-competitive or obsolete in which case we would be unable to compete in our target market.

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    A THIRD PARTY MAY HAVE DIFFICULTY SUCCESSFULLY MOUNTING A TAKEOVER BID FOR
CONTROL OF ALGOS WHICH COULD PREVENT YOU FROM MAXIMIZING THE VALUE OF YOUR ALGOS COMMON STOCK AND COULD MAKE YOUR INVESTMENT LESS LIQUID.

    The ownership of Algos is concentrated, with a small group of stockholders, directors, officers and related investors owning approximately 40% of the common stock. These stockholders, if they acted together, would have the ability to influence significantly the election of Algos' directors as well as the management and policies of Algos. This concentration of ownership may have the effect of delaying or preventing a change of control of Algos. Certain other provisions of Algos' Amended and Restated Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of Algos, which could adversely affect the market price and liquidity of our common stock. In addition, Algos is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits Algos from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of Algos and could make your investment less liquid.

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